Via Facsimile and U.S. Mail
Mail Stop 6010


August 17, 2005

Mr. John A. Rife
President and Chief Executive Officer
United Fire & Casualty Company
118 Second Avenue SE
Cedar Rapids, Iowa   52407

Re:	United Fire & Casualty Company
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 1, 2005
	File No. 002-39621

Dear Mr. Rife:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and ..., page 10

Liquidity and Capital Resources, page 24

1. Please provide the disclosures required by Item 303(a)(5) of
Regulation S-K.   In so doing, please include the expected
settlement
of the future policy benefits and losses, claims and settlement expenses in the contractual obligation table. In this regard, please note that it would appear that these represent future legal obligations of yours. Due to the apparently significant nature of these liabilities to your business, we believe the inclusion of these liabilities in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of
Item 303(a)(5) and FR-67 appears to be to obtain enhanced disclosure concerning your contractual payment obligations and the exclusion of ordinary course items would appear to be inconsistent with that purpose.

Critical Accounting Policies, page 25

Future Policy Benefits and Losses ... Property and Casualty
Insurance
Segment, page 26

2. It appears that your disclosure in Management`s Discussion and Analysis regarding the reserve for loss, claims and settlement expenses for your property and casualty insurance segment could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. It also appears that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

* Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.

* Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

* If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:

o Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

o Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.

o Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e.
actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

* Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.

* For each line of your longer tail business with claims for asbestos-related illnesses, environmental remediation, product liability and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

o the number of claims pending at each balance sheet date;

o the number of claims reported for each period presented;

o the number of claims dismissed, settled, or otherwise resolved for each period;

o the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

o the total settlement amount for each period;

o the cost of administering the claims;

o emerging trends that may result in future reserve adjustments;
and

o if management is unable to estimate the possible loss or range of loss, a statement to that effect.

*    *    *    *

       As appropriate, please amend your Form 10-K for the year ended
December 31, 2004 within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Oscar M. Young, Senior Accountant at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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John A. Rife
United Fire & Casualty Company
August 17, 2005
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